

February 19, 2021

David R. Crandall
Hogan Lovells US LLP
1601 Wewatta Street, Suite 900
Denver, CO 80202

> **Re:** **Taronis Fuels, Inc.**
> **PREC14A filed by Thomas Wetherald and Tobias Welo**
> **Filed February 12, 2021**
> **File No. 000-56101**

Dear Mr. Crandall:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

General

1. Section 14(a), by its terms, applies to "any person" who solicits or "permit[s] the use of his name to solicit any proxy or consent…" and requires such persons to comply with Regulation 14A. Please revise the cover page of Schedule 14A to identify every participant in the solicitation as determined under Instruction 3 to Item 4 of Schedule 14A as a person filing the proxy statement. At present, only Thomas Wetherald and Tobias Welo have been identified as the persons filing the proxy statement. In addition, please ensure that complete disclosure under Items 4(b) and 5(b) of Schedule 14A is provided for each of the five participants.

2. We note the Schedule 13D filing made by the Concerned Shareholders on February 16, 2021. Given Ms. Thompson's connection to the Concerned Shareholders and participation in the solicitation, as well as her beneficial ownership interest in the Company, please provide your legal analysis as to why she has not been identified as a reporting person on the Schedule 13D. See Section 13(d)(3).

3. Please advise us, with a view towards disclosure, whether the removal of the current directors and election of your director nominees is likely to result in a change of control as defined under any of the Company's organizational documents, executive compensation arrangements, or debt instruments. If so, please describe the potential effects in your revised proxy statement.

4. Please address in your disclosure the effect of a situation in which the Removal Proposal is approved but the Election Proposal is not approved, or in which the latter is only approved with respect to certain nominees.

5. With respect to Proposals 2 and 3, we note your statements on pages 16-17 relating to the alleged deficiencies under Delaware law of existing provisions in the Bylaws. Please also include similar disclosure on pages 4-5 and/or a cross-reference to the disclosure on pages 16-17. To the extent you have pursued litigation in Delaware on these points, please disclose.

6. Disclosure on page 5 regarding Proposal 5 refers to "the next annual meeting," while the form of proxy refers to the "2022 annual meeting." Please clarify and/or provide additional disclosure regarding the possibility of an annual meeting being held in 2021.

7. We note disclosure in the filing that indicates that only Proposal 5 is conditioned on another Proposal. The penultimate sentence on page 5 could suggest, however, that each Proposal may be conditioned on the others. Please revise to remove any such implication.

8. On page 6, please include disclosure regarding Ms. Thompson's shares and her intentions with respect to consent.

9. On page 15, we note the following disclosure: "We are not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal." Please include that same statement on page 5.

10. Please consistently state throughout the document that a signed written consent was delivered to Taronis on February 12, 2021, if indeed that was the case. Relatedly, it would appear that April 13, 2021 would then constitute the 60-day deadline for delivering consents. Please provide such disclosure accordingly.

11. On the page labeled "Important," just before the form of proxy, please remove the statement "Tell your Board what you Think!", as such statement may confuse shareholders by implying that the consent solicitation is being delivered by the Board, and not by the dissident shareholders.

12. On that same page labeled "Important," we note the following disclosure: "You may cancel any consent revocation card already sent to Taronis by signing, dating and mailing the enclosed WHITE consent card in the Postage-paid envelope provided or by giving consent by telephone or Internet." Other disclosure in the filing, including earlier on that same page,

indicates that consent by telephone or Internet may not work in the case of some, or even most, brokers and custodians. Please clarify and present the information consistently throughout the filing.

Reasons for our Solicitation, page 13

13. We note the disclosure on page 13 that states that various directors "took" cash in 2018. Please clarify whether this refers to compensation for services rendered, or something else.

Proposal 4 – The Removal Proposal, page 18

14. Please explain why the final paragraph of this section refers to the number of shares needed to approve Proposal 4, whereas other Proposals do not include similar disclosure. In this regard, we note disclosure elsewhere in the filing that states that the relevant threshold for approval is "the affirmative consent of the holders of a majority of the shares of outstanding voting securities as of the close of business on the Record Date."

Proposal 5 – The Election Proposal, page 19

15. Please disclose Mr. Vasnetsov's present principal occupation or employment. See Item 5(b)(1)(ii) of Schedule 14A.

Consent Procedures, page 21

16. It appears that the reference to Section 223(b) of the DGCL should in fact be a reference to Section 213(b). Please revise, or advise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-8094 with any questions.

                                        Sincerely,

                                        /s/ David M. Plattner

                                        David M. Plattner
                                        Special Counsel
                                        Office of Mergers and Acquisitions